UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 26 February 2021
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): _____

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
JSE, NYSE, DIFX Share Code: GFI
ISIN Code: ZAE000018123
(“Gold Fields” or “the Company”)
DEALINGS IN SECURITIES
In compliance with paragraphs 3.63 to 3.74 of the
Listings Requirements of JSE Limited ("the Listings
Requirements") the Company hereby advises that directors of Gold
Fields and of major subsidiaries of the Company took ownership of their Performance Shares which were awarded in terms of the
Gold Fields 2012 Share Plan (“Scheme”) as amended.
Accordingly, the following trades are announced:
Name of Director
PAUL SCHMIDT
Nature of transaction On market sale of shares in
terms of the above Scheme
Class of Security Ordinary shares
Nature of interest Direct and Beneficial
Transaction Date 23 February 2021
Number of Shares 500,000
Market Price per share R127.7897
Total Value R63,894,850
Name of Director of subsidiary
ALFRED BAKU
Nature of transaction On market sale of shares in
terms of the above Scheme
Class of Security Ordinary shares
Nature of interest Direct and Beneficial
Transaction Date 23 February 2021
Number of Shares 611,234
Market Price per share R127.7897
Total Value R78,109,409.49
Name of Prescribed Officer
RICHARD BUTCHER
Nature of transaction On market sale of shares in
terms of the above Scheme
Class of Security Ordinary shares
Nature of interest Direct and Beneficial
Transaction Date 23 February 2021
Number of Shares 197,046
Market Price per share R127.7897
Total Value R25,180,449.23
Name of Director of subsidiary
NASEEM CHOHAN
Nature of transaction On market sale of shares in
terms of the above Scheme
Class of Security Ordinary shares
Nature of interest Direct and Beneficial
Transaction Date 23 February 2021
Number of Shares 139,047
Market Price per share R127.7897
Total Value R17,768,774.42

Name of Director of subsidiary
PUSELETSO MATETE
Nature of transaction On market sale of shares in
terms of the above scheme
Class of Security Ordinary shares
Nature of interest Direct and Beneficial
Transaction Date 23 February 2021
Number of Shares 8,072
Market Price per share R127.7897
Total Value R1,031,518.46
Name of Director of subsidiary
STUART MATHEWS
Nature of transaction On market sale of shares in
terms of the above scheme
Class of Security Ordinary shares
Nature of interest Direct and Beneficial
Transaction Date 23 February 2021
Number of Shares 323,040
Market Price per share R127.7897
Total Value R41,281,184.69
Name of Director of subsidiary
BENFORD MOKOATLE
Nature of transaction On market sale of shares in
terms of the above scheme
Class of Security Ordinary shares
Nature of interest Direct and Beneficial
Transaction Date 23 February 2021
Number of Shares 29,946
Market Price per share R127.7897
Total Value R3,826,790.36
Name of Director of subsidiary
ALEX MUNT
Nature of transaction On market sale of shares in
terms of the above scheme
Class of Security Ordinary shares
Nature of interest Direct and Beneficial
Transaction Date 23 February 2021
Number of Shares 55,746
Market Price per share R127.7897
Total Value R7,123,764.62
Name of Prescribed Officer
AVISHKAR NAGASER
Nature of transaction On market sale of shares in
terms of the above scheme
Class of Security Ordinary shares
Nature of interest Direct and Beneficial
Transaction Date 23 February 2021
Number of Shares 95,448
Market Price per share R127.7897
Total Value R12,197,271.29
Name of Director of subsidiary
MARTIN PREECE
Nature of transaction On market sale of shares in
terms of the above scheme
Class of Security Ordinary shares
Nature of interest Direct and Beneficial
Transaction Date 23 February 2021
Number of Shares 69,892
Market Price per share R127.7897
Total Value R8,931,477.71

Name of Director of subsidiary
LUIS RIVERA
Nature of transaction On market sale of shares in
terms of the above scheme
Class of Security Ordinary shares
Nature of interest Direct and Beneficial
Transaction Date 23 February 2021
Number of Shares 392,436
Market Price per share R127.7897
Total Value R50,149,278.71
Name of Director of subsidiary
PHILIP WOODHOUSE
Nature of transaction On market sale of shares in
terms of the above scheme
Class of Security Ordinary shares
Nature of interest Direct and Beneficial
Transaction Date 23 February 2021
Number of Shares 56,126
Market Price per share R127.7897
Total Value R7,172,324.70
In terms of paragraph 3.66 of the Listings requirements the
necessary clearance to deal in the above securities has been obtained.
Date 25 February 2021
Sponsor:
J.P. Morgan Equities South Africa (Pty) Ltd

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED

Dated: 26 February 2021
By: /s/ Nicholas J. Holland
Name: Nicholas J. Holland
Title: Chief Executive Officer